EXHIBIT 1

July 23, 2012




Bernstein & Pinchuk, LLP
7 Penn Plaza, Suite 830
New York, NY 10001

Via Email

Attn. Mr. Scott Small,

Dear Scott,

Further to our recent conversation we are required to comply with the disclosure requirements of Item 304(a)(1)(ii) of Regulation S-B and would be very grateful if you could kindly review the filing and advise us if you agree or disagree with such statements filed. The Company is required to file your response as well.

Thank you in advance for your indulgence and look forward to your reply.

Yours sincerely,

/s/ MICHAEL CIAVARELLA


Michael Ciavarella, B.Sc.
Chairman and CEO